Mail Stop 3-8

      							 March 8, 2005




By Facsimile and U.S. Mail

Mr. William F. Garrett
President, Chief Executive Officer and Director
Delta Woodside Industries, Inc.
P.O. Box 6126
100 Augusta Street
Greenville, SC 29606

      Re:	Form 10-K for the year ended July 3, 2004
      	Form 10-Q for the period ended October 2, 2004
      	File No. 1-10095

Dear Mr. Garrett:

		We have reviewed your February 28th response letter and have the following additional comment.
Form 10-K for the year ended July 3, 2004

Note G - Commitments and Contingencies

1. We note your response to prior comment 11. Please tell us how you account for the IDR bonds in the sale leaseback exchange, the bond amounts and the amounts of any items they offset. Also advise us of your basis for presuming that a legal right to offset exists. Include references to applicable accounting pronouncements to support your conclusions. Then, tell us how you accounted for the sale and leaseback for each of the properties specifically as it relates to whether you have consummated each sale, the buyer`s initial and continuing investments, your continuing involvement in the properties and the method for your recognition of profits, if applicable. Refer to SFAS`s No. 66 and 98.

	Please send us your response to our comment within 10 business days from the date of this letter or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment. Your supplemental response letter should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101(a) of Regulation S-T.

		If you have any questions regarding our comments, please direct them to Brian V. McAllister at (202) 824-5664 or, Donna Di
Silvio at (202) 942-1852, or in her absence to the undersigned at
(202) 942-2823.

									Sincerely,



									Mike Moran
									Accounting Branch
Chief
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Mr. William F. Garrett
Delta Woodside Industries, Inc.
March 8, 2005
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